UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2015

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit	Description

99.1	DBV Technologies to Present at Upcoming Investor Conferences

99.2	DBV Technologies Appoints Daniel Soland to Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: March 10, 2015	By:	/s/ David Schilansky
David Schilansky
Chief Operating Officer

Exhibit 99.1

DBV Technologies to Present at Upcoming Investor Conferences

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced that members of its management team will present and host investor meetings at the following upcoming investor conferences.

David Schilansky, Chief Operating Officer, will present at the 2015 Barclays Global Healthcare Conference on Tuesday, March 10, 2015, at 9:00 am ET in Miami, FL. DBV will also host investor meetings at the 8th Kempen & Co Healthcare & Life Sciences Conference on Thursday, April 16, 2015, in New York, NY.

A live audio webcast of the Barclays presentation will be available on the Investor Relations section of the company’s website, http://www.dbv-technologies.com/en/investor-relations. A replay of the presentation will be available on DBV’s website within 48 hours after the event.

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, worldwide-patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus considerably lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation from the US Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com.

DBV Technologies Contacts

Susanna Mesa VP Finance, US Investor Relations & Strategy Tél. : +1 917-346-3447 susanna.mesa@dbv-technologies.com	Nathalie Donne Director, Corporate Communication & Business Development Tél. : +33(0)1 55 42 78 72 nathalie.donne@dbv-technologies.com

DBV Technologies IR and Media Contacts

Marion Janic US Media Relations Rooney & Associates Tél. : +1-212-223-4017 mjanic@rooneyco.com

Exhibit 99.2

Press Release
Bagneux, France, Tuesday, March 10, 2015

DBV Technologies Appoints Daniel Soland to Board of Directors

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced the appointment of Daniel Soland to its Board of Directors. Mr. Soland will join as an independent board member, and will be part of DBV’s audit committee. He most recently served as Senior Vice President and Chief Operating Officer of Viropharma, and currently serves on the Board of Tarsa Therapeutics.

Dr. Pierre-Henri Benhamou, Chairman & CEO of DBV Technologies, said: “Our primary objective is to finish the development of Viaskin Peanut and bring it to the market. As DBV enters into this new chapter, Dan’s commercial, marketing and operational experience will be an asset to DBV. We are thrilled to have him join our Board, and look forward to benefiting from his valuable perspective and leadership.”

In addition to his role at Viropharma, where he helped build the organizational and commercial infrastructure that resulted in an 11-fold increase in Viropharma’s share price during his tenure, Mr. Soland previously served as President of Chiron Vaccines, and helped engineer a turnaround that contributed to Chiron’s acquisition by Novartis. Earlier, he was President and CEO of Epigenesis Pharmaceuticals. At GlaxoSmithKline Biologicals, Mr. Soland served as Vice President and Director, Worldwide Marketing Operations. Earlier in his career, Mr. Soland held positions of increasing responsibility in sales and product management at Pasteur-Merieux’s Connaught Laboratories. He holds a BS in Pharmacy degree from the University of Iowa.

DBV also announced that Dr. Didier Hoch has resigned from his position as Board member in agreement with Bpifrance. Dr. Hoch was previously appointed in connection with Bpifrance Participations’ investment in March 2012 during DBV’s IPO on Euronext. With recent capitalization changes, including a NASDAQ listing, BPI France’s relative ownership interest in DBV has decreased, and Dr. Hoch’s departure aims to reflect such change.

“Didier has played an important role in helping DBV grow to the company it is today thanks to his vision and entrepreneurial spirit, and we are thankful for his outstanding support, dedication and contribution.” said Dr. Pierre-Henri Benhamou.

“The recent changes in our composition reflect our commitment to position ourselves as the leader in the development and commercialization of food allergy treatments. We have set the goal to launch a food allergy product every two years, and we are in the process of building the commercial platform to do so successfully.” said David Schilansky, Chief Operating Officer of DBV Technologies.

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, worldwide-patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus considerably lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation from the US Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com.

Forward Looking Statements

This press release contains forward-looking statements, including statements reflecting management’s expectations for future business outlook; statements regarding our research and development efforts; and statements about our ability to successfully complete the clinical trials, and our ability to obtain regulatory approval for and commercialize our product candidates. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. In particular it should be noted that these data are preclinical in nature and have not been demonstrated in human subjects. The company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on October 22, 2014 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Susanna Mesa VP Finance, US Investor Relations & Strategy Tél. : +1 917-346-3447 susanna.mesa@dbv-technologies.com	Nathalie Donne Director, Corporate Communication & Business Development Tél. : +33(0)1 55 42 78 72 nathalie.donne@dbv-technologies.com

DBV Technologies IR and Media Contacts

Marion Janic US Media Relations Rooney & Associates Tél. : +1-212-223-4017 mjanic@rooneyco.com